                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549




                                   FORM 11-K/A



                               REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 (FEE REQUIRED)


                  For the Calendar Year Ended December 31, 2000

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                             (full title of Program)






                             RADIOSHACK CORPORATION
                       100 Throckmorton Street, Suite 1800
                             Fort Worth, Texas 76102

           (Name of issuer and address of principal executive offices)

                Index to Exhibits is on sequential page number 15

                                 TANDY EMPLOYEES

                           SUPPLEMENTAL STOCK PROGRAM

                                FORT WORTH, TEXAS





                              REPORT OF EXAMINATION

                                DECEMBER 31, 2000

                                 C O N T E N T S
                                 ---------------

                                                                            Page

CERTIFIED PUBLIC ACCOUNTANTS REPORT ....................................... 4 -5

STATEMENT OF FINANCIAL CONDITION ..........................................    6

STATEMENT OF INCOME AND CHANGES
  IN PLAN EQUITY ..........................................................    7

NOTES TO FINANCIAL STATEMENTS ............................................. 8-12

ADDITIONAL INFORMATION ....................................................   13

SIGNATURE PAGE ............................................................   14

INDEX TO EXHIBITS .........................................................   15

EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANT ............................   16

                             CURTIS B MORRISON, CPA
                            5819 Chimney Wood Circle
                             Fort Worth, Texas 76112
                                 (817) 429-3878

The Administrative Committee and Participants of
Tandy Employees Supplemental Stock Program
Fort Worth, Texas

                           Independent Auditors Report
                           ---------------------------

I have audited the accompanying statement of financial condition of the Tandy Employees Supplemental Stock Program as of December 31, 2000 and 1999, and the related statement of income and changes in plan equity for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Program's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Tandy Employees Supplemental Stock Program as of December 31, 2000 and 1999, and results of its operations for the years ended December 31, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note E to the financial statements, certain errors resulting in the overstatement of previously reported Investment in Securities of Participating Employer as of December 31, 2000, were discovered by the Program's management during the current year. Accordingly, the value of the Securities, Unrealized Appreciation of Investments and the Plan Equity have been restated to correct the error.


                                                         CURTIS B MORRISON, CPA

Fort Worth, Texas
May 23, 2002

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                        STATEMENT OF FINANCIAL CONDITION
                           DECEMBER 31, 2000 AND 1999



                                   PLAN ASSETS
                                   -----------

                                         RESTATED            1999
                                           2000              ----
                                           ----
Investment in Securities of             $34,110,451       $44,191,509
Participating Employer (Note B):
  Common Stock

Contributions Receivable                          0                 0
                                        -----------       -----------
TOTAL                                   $34,110,451       $44,191,509
                                        -----------       -----------

                           LIABILITIES AND PLAN EQUITY
                           ---------------------------

Liabilities:                            $         0       $         0
                                        -----------       -----------

Plan Equity:
Participants Interest in Tandy          $34,110,451       $44,191,509
                                        ===========       ===========
  Employees Supplemental Stock
  Program





The accompanying notes are an integral part of these financial statements.

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                 RESTATED          1999            1998
                                   2000            ----            ----
                                   ----
Investment Income:

Interest                       $          0     $          0    $          0
Dividend                                  0                0               0
                               ------------     ------------    ------------
                               $          0     $          0    $          0
                               ------------     ------------    ------------

Realized Gain (Loss) on
Securities (Note C):           $          0     $          0    $          0
                               ------------     ------------    ------------

Increase (Decrease) in         $(12,251,065)    $ 19,219,248    $    170,119
                               ------------     ------------    ------------
Unrealized Appreciation
of Investments (Note D)

Contributions (Note A):
Participating Employees        $  2,364,245     $  1,585,286    $  1,271,058
Participating Employer            1,892,781        1,268,383       1,016,846
Other Contributions                 183,514          224,922         260,114
                               ------------     ------------    ------------
                               $  4,440,540     $  3,078,591    $  2,548,018
                               ------------     ------------    ------------

Less:
Withdrawals of                 $  2,270,533     $  4,628,244    $  1,851,071
                               ------------     ------------    ------------
 Participant's Interest

Net Increase (Decrease)        $(10,081,058)    $ 17,669,595    $    867,066
in Plan for the Year
Ended 12-31-00/99/98

Add Plan Equity at               44,191,509       26,521,914      25,654,848
                               ------------     ------------    ------------
Beginning of Year
1-1/00/99/98

Plan Equity at                 $ 34,110,451     $ 44,191,509    $ 26,521,914
                               ============     ============    ============
End of Year
12-31-00/99/98

The accompanying notes are integral part of these financial statements.

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

NOTE A - DESCRIPTION OF THE PROGRAM

The following description of the Tandy Employees Supplemental Stock Program (the "Program") provides only general information. Participants should refer to the Program Prospectus for a more complete description of the Program's provisions.

General
-------

The purpose of the Program is to assist the employees of RadioShack Corporation and its participating affiliates and associates (collectively called "Company") in building personal net worth and to encourage ownership in the Company by providing a Program for regular investment in the Company's common stock after an employee has reached a maximum salary deferral contribution limit under the Tandy Fund.

The Program is subject to Title I of the Employee Retirement Security Act of 1974 (ERISA) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage, and such insurance will not be extended to participants in the Program in the future.

Contributions
-------------

Prior to January 1, 1996, through authorized payroll deduction a participant could contribute 5% of his or her gross salary or wages to the Program after reaching a maximum salary deferral contribution limit under the Tandy Employees Deferred Salary and Investment Plan. Effective January 1, 1996 the contribution percentage could vary from 1 to 8% of his or her gross salary or wages after reaching a maximum salary deferral contribution limit under the Tandy Fund.

The Company makes contributions to the Program equal to 80% of the participant's contribution. Cash dividends are added to the participant's account as Other contributions paid on the shares of common stock credited to a participant's account. These Other contributions are not subject to matching contributions by the Company.

The participant's contributions and the Company matching contribution are a part of the employee's current compensation, and, as such, are subject to all applicable federal, state, and local income, federal insurance contributions act and other taxes. The

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

NOTE A - DESCRIPTION OF THE PROGRAM (CONTINUED)

cash dividends allocated to a participant's account are taxable to the participant for the calendar year allocated.

As promptly as practicable after the end of each calendar quarter the participant's contribution, the Company contribution, and any Other contributions are used for the acquisition of the Company's common stock with shares being credited to the participant's account on the basis of the number of shares purchased at a price equal to the average of the closing prices of the Company common stock as reported for the New York Stock Exchange Composite Transactions for each trading day in the calendar month for which the contributions are made.

The following is a schedule of Employee, Company, and Other contributions:

                                 2000              1999               1998
                                 ----              ----               ----
        Employees             $2,364,245        $1,585,286         $1,271,058
                              ----------        ----------         ----------

        Company               $1,892,781        $1,268,383         $1,016,846
                              ----------        ----------         ----------

        Other                 $  183,514        $  224,922         $  260,114
                              ----------        ----------         ----------

Participants' Accounts
----------------------

Each participant is mailed a quarterly statement showing his or her contributions to date, Company and Other contributions to date, the number of shares purchased and the average share price for shares purchased to date. Each participant is also mailed a copy of the annual report of the Company, any appendix to the prospectus, and the summary annual report.

Vesting
-------

The participants' accounts are fully vested at the end of each calendar quarter.

Payment of Benefits
-------------------

The distribution of the Company common stock to the participant is not a taxable event. Cash paid in lieu of stock upon withdrawal will, to the extent that it exceeds or is less than

                                TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                               FORT WORTH, TEXAS

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


NOTE A - DESCRIPTION OF THE PROGRAM (CONTINUED)

the cost basis of the Company common stock, be treated as long or short term capital gain or loss, respectively.

A participant will recognize gain or loss on subsequent disposition of his or her common stock, measured by the difference between the amount realized and the cost basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Securities
-----------------------

RadioShack common stock is valued at the closing price as reported on the New York Stock Exchange Composite Transactions.

                      SCHEDULE OF INVESTMENTS IN SECURITIES
                      -------------------------------------
                            OF PARTICIPATING EMPLOYER
                            -------------------------

                                       NO. OF                          VALUE
                                       SHARES         COST           12-31-00
                                       ------         ----           --------
COMMON STOCK
RadioShack Corporation
    Common Stock                      796,787     $14,336,987       $34,110,451

Contributions
-------------

  The contributions are accrued as incurred.

  Income Tax Status
  -----------------

  The Program is not a qualified plan under Section 401 of the Internal Revenue Code. All items of income and gains and losses are treated as received or incurred directly by the participants for federal income tax purposes.

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


NOTE C - REALIZED GAIN ON SECURITIES

  None (No sale of securities was made during the year).

NOTE D - UNREALIZED APPRECIATION


                                   2000                1999              1998
                                   ----                ----              ----
Unrealized Appreciation        $ 19,773,464        $32,024,529       $12,805,281
    (Depreciation) at
    12-31-00/99/98

Unrealized Appreciation          32,024,529         12,805,281        12,635,162
                                 ----------         ----------        ----------
    (Depreciation) at
    12-31-99/98/97

Net Increase (Decrease)        $(12,251,065)       $19,219,248       $   170,119
                               ============        ===========       ===========
    for Year ended
    12-31-00/99/98

The unrealized appreciation or depreciation of securities held for investment for financial statement reporting prepared in conformity with generally accepted accounting principles differ from that for income tax reporting.

Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities market value at the plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities market value at the plan year end and its current value at the beginning of the plan year.

A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


NOTE E - CORRECTION OF ERROR

Certain errors resulting in an overstatement of previously reported Investment in Securities of Participating Employer at December 31,2000 were discovered during the current year. Accordingly, an adjustment of $3,473,024 was made to write down the Investment, with a corresponding reduction made to the Plan Equity of the Participants Interest in Tandy Employees Supplemental Stock Program.

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                             ADDITIONAL INFORMATION
                          YEAR ENDED DECEMBER 31, 2000


ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             Description of                      Current
Issuer                         Investment         Cost            Value
------                         ----------         ----            -----

RadioShack Corporation        Common Stock     $14,336,987     $34,110,451
                                               -----------     -----------

                                   SIGNATURES
                                   ----------

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              TANDY EMPLOYEES
                                              SUPPLEMENTAL STOCK PROGRAM


                                              by  /s/ J. Bradley
                                                -----------------
                                                J. Bradley
                                                Administrative Committee Member


                                              by  /s/ R. Ray
                                                ---------------
                                                 R. Ray
                                                 Administrative Committee Member


                                              by  /s/ R. McInnis
                                                -----------------
                                                 R. McInnis
                                                 Administrative Committee Member

Date  June 18, 2002
    ---------------

                                Index to Exhibits

Exhibit                 Description                      Page
Number                   of Exhibit                      Number
------                   ----------                      ------

  23                     Consent of                        16
                         Independent
                         Accountant